UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

OFS Credit Company, Inc.
(Name of Issuer)

Preferred Shares
(Title of Class of Securities)

67111Q305 67111Q404
(CUSIP Number)

Courtney Fandrick Eagle Point Credit Management 600 Steamboat Road, Suite 202 Greenwich, CT 06830 (203) 340-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2021
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Eagle Point Credit Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 603,345 shares
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 603,345 shares
	10.	SHARED DISPOSITIVE POWER
10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,345 shares
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.4%
13.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

1.	NAME OF REPORTING PERSONS Eagle Point DIF GP I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 102,471 shares
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 102,471 shares
10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,471 shares
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
13.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	NAME OF REPORTING PERSONS Eagle Point CIF GP I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 250,245 shares
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 250,245 shares
10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,245 shares
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%
13.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	NAME OF REPORTING PERSONS Eagle Point Defensive Income Fund US LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 102,471 shares
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 102,471 shares
10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,471 shares
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
13.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1.	NAME OF REPORTING PERSONS Eagle Point Core Income Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 250,245 shares
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 250,245 shares
10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,245 shares
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%
13.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

ITEM 1. SECURITY AND ISSUER.

Issuer: OFS Credit Company, Inc. (the “Issuer”)

Address of Issuer’s principal executive offices: 10 South Wacker Drive, Suite 2500, Chicago, IL 60606

Security:

•         6.125% Series C Term Preferred Stock due 2026, Liquidation Preference $25 per Share (“Series C Preferred Shares”)

•         5.25% Series E Term Preferred Stock due 2026, Liquidation Preference $25 per Share (“Series E Preferred Shares” and together with the Series C Preferred Shares, the “Preferred Shares”)

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by (i) Eagle Point Credit Management LLC (“EPCM”), a Delaware limited liability company, (ii) Eagle Point DIF GP I LLC (“DIF GP”), a Delaware limited liability company, (iii) Eagle Point CIF GP I LLC (“Core GP”), a Delaware limited liability company, (iv) Eagle Point Defensive Income Fund US LP (“DIF US”), a Delaware limited partnership, and (v) Eagle Point Core Income Fund LP (“Core LP”), a Cayman Islands exempted limited partnership (collectively, the “Reporting Persons”). The principal business address for each Reporting Person is 600 Steamboat Road, Suite 202, Greenwich, CT 06830 United States.

EPCM is a registered investment adviser and serves as investment adviser to DIF US, Core LP and certain separately managed accounts (the “SMAs”), each of which holds the Preferred Shares described herein (collectively, the “Accounts”). EPCM’s sole member is Eagle Point Holdings LP (“Holdings LP”). Eagle Point Holdings GP LLC (“Holdings GP”) is the sole general partner of Holdings LP. Holdings GP is managed by a board of managers (the “EP Holdings Board”) of which the majority of the members are appointed by Trident EP-II Holdings LLC (“EP-II LLC”), which also owns a majority of the voting interests in Holdings GP.

DIF GP serves as the general partner to DIF US, which is a private investment fund. DIF GP’s sole member is Holdings LP. Core GP serves as the general partner to Core LP, which is also a private investment fund. Core GP’s sole member is Holdings LP.

Information regarding Holdings LP, Holdings GP, EP-II LLC, and each member of the EP Holdings Board (the “Additional Disclosed Persons” and, together with the Reporting Persons, the “Disclosed Parties”) is attached to this Schedule 13D as Schedule I and is incorporated herein by reference.

During the past five years, none of the Disclosed Parties (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Series C Preferred Shares were acquired over a period of time in multiple secondary transactions at various market prices. The funds used to acquire the Series C Preferred Shares were from each applicable Account’s available investment capital, except that certain funds used by DIF US were obtained on margin pursuant to a prime brokerage arrangement with Pershing LLC.

An aggregate of 500,000 shares of Series E Preferred Shares were acquired in connection with an underwritten public offering that closed on December 8, 2021. The transaction is described in greater detail in the Issuer’s annual report for the year ended October 31, 2021 filed on Form N-CSR on December 14, 2021 (the “Annual Report”), the terms of which are hereby incorporated by reference herein. The aggregate purchase price of the Series E Preferred Shares acquired in the public offering was $12,125,000.

ITEM 4. PURPOSE OF TRANSACTION.

EPCM has caused the Accounts to acquire the Preferred Shares for investment purposes and will continue to analyze such investments on an ongoing basis. EPCM, on behalf of the Accounts, reserves the right to increase or decrease the Accounts’ ownership of the Preferred Shares over time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

CURRENT OWNERSHIP

Based on the Annual Report, the Issuer currently has total of 2,380,000 shares of preferred stock outstanding. The Reporting Persons may be deemed to beneficially own an aggregate of 603,345 Preferred Shares (without overlap), which represents approximately 25.4% of all of the Issuer’s outstanding preferred shares. The number of Preferred Shares which may be deemed to be beneficially owned by the Disclosed Parties are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
Eagle Point Credit Management LLC: 603,345	Sole Voting and Sole Dispositive Power (1)	25.4%
Eagle Point DIF GP I LLC: 102,471	Shared Voting and Shared Dispositive Power (2)	4.3%
Eagle Point CIF GP I LLC: 250,245	Shared Voting and Shared Dispositive Power (2)	10.5%
Eagle Point Defensive Income Fund US LP: 102,471	Shared Voting and Shared Dispositive Power (3)	4.3%
Eagle Point Core Income Fund LP: 250,245	Shared Voting and Shared Dispositive Power (3)	10.5%
Holdings LP (4): -	-	-
Holdings GP (4): -	-	-
EP Holdings Board members (4): -	-	-
EP-II LLC (4): -	-	-

(1) Because EPCM is the investment manager of each Account and, as such, holds discretionary investment authority and voting power with respect to shares of its portfolio companies, including the Preferred Shares, it could be deemed to have the sole power to vote and dispose or direct the disposition of such Preferred Shares.

(2) Because the general partner to each private investment fund has the authority to exercise voting or dispositive power with respect to shares of its portfolio companies, including the Preferred Shares, it could be deemed to share the power to vote and dispose or direct the disposition of such Preferred Shares.

(3) The private investment funds directly hold the Preferred Shares, and have delegated management of their portfolio, including the Preferred Shares, to their respective general partners and EPCM. Accordingly, each private investment fund may be deemed to share the power to vote and dispose or direct the disposition of such Preferred Shares.

(4) Holdings LP is a holding company for EPCM. While Holdings LP, Holdings GP, each of the EP Holdings Board members, and EP-II LLC each fully disclaim beneficial ownership of securities beneficially owned by EPCM within the meaning of the Act, each of them could be deemed to share ownership with EPCM.

TRANSACTIONS

During the past sixty days:

•	From October 18, 2021 until December 8, 2021, certain Accounts sold shares of Series C Preferred Shares at prices ranging from $25.5 per share to $25.6 per share in various secondary transactions. In addition, on November 29, 2021, certain Accounts purchased shares of Series C Preferred Shares at a price of approximately $25.1 per share in a secondary transaction.

•	On December 8, 2021, pursuant to the underwritten public offering described above in response to Item 3, DIF US acquired 60,000 shares for an aggregate purchase price of $1,455,000; Core LP acquired 250,000 shares for an aggregate purchase price of $6,062,500; and the SMAs acquired 190,000 shares for an aggregate purchase price of $4,607,500.

•	From December 8, 2021 through December 17, 2021, (i) certain Accounts sold Series C Preferred Shares in various secondary transactions and (ii) all shares of the Issuer’s Series A Term Preferred Stock (including shares held by certain of the Accounts) were redeemed by the Issuer on December 10, 2021 at 100% of their principal amount ($25 per share), plus the accrued and unpaid dividends through December 9, 2021. Each of these transactions are further described in Forms 4 filed by the Reporting Persons on December 13, 2021 and December 16, 2021 (which filings are incorporated by reference herein).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The relationships between the Disclosing Parties are described in response to Item 2.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

A Joint Filing Agreement (Exhibit A) is attached hereto.

All other materials which otherwise may be required to be filed as exhibits have been incorporated by reference herein.

***

In accordance with Rule 13d-4 under the Act, the Disclosed Parties expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Managing Partner

EAGLE POINT DIF GP I LLC

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

EAGLE POINT CIF GP I LLC

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

EAGLE POINT DEFENSIVE INCOME FUND US LP, by Eagle Point DIF GP I LLC, its general partner

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

EAGLE POINT CORE INCOME FUND LP, by Eagle Point CIF GP I LLC, its general partner

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

SCHEDULE I

Holdings LP is a Delaware limited partnership and Holdings GP is a Delaware limited liability company. The principal business address of each of Holdings LP and Holdings GP is c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830.

EP-II LLC is a Delaware limited liability company. Its principal business address is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Set forth below is the name and principal occupation of each member of the Board of Holdings GP. Each of the following individuals is a United States citizen.

Name	Principal Occupation	Principal Business Address
Scott J. Bronner	Managing Director, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830
James D. Carey	Managing Director, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830
Thomas P. Majewski	Managing Partner, EPCM and Eagle Point Income Management LLC	c/o Eagle Point Credit Management LLC, 600 Steamboat Road, Suite 202, Greenwich, CT 06830
James R. Matthews	Managing Director, Stone Point Capital LLC	c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830

Additional information regarding EPCM’s ownership and governance structure is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77721), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: December 17, 2021

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Managing Partner

EAGLE POINT DIF GP I LLC

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

EAGLE POINT CIF GP I LLC

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

EAGLE POINT DEFENSIVE INCOME FUND US LP, by Eagle Point DIF GP I LLC, its general partner

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer

EAGLE POINT CORE INCOME FUND LP, by Eagle Point CIF GP I LLC, its general partner

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Chief Executive Officer